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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[  ] Form 3 Holdings Reported

[  ] Form 4 Transactions Reported

================================================================================
1. Name and Address of Reporting Person*

   Carmean                 C.                   William
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   Millennium Chemicals Inc.
--------------------------------------------------------------------------------
                                    (Street)

   230 Half Mile Road
--------------------------------------------------------------------------------
   (City)                           (State)                           (Zip)

   Red Bank                           NJ                              07701
================================================================================
2. Issuer Name and Ticker or Trading Symbol

   Millennium Chemicals Inc. (MCH)

================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

   December 2000
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

           Vice President - Legal

================================================================================
7. Individual or Joint/Group Filing
   (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person













================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             & 4)           (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock $0.01 par value/share                                                                2,854          I        401(k)(1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value/share                                                                1,200          I        401(k)
                                                                                                                          window(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value/share                                                               11,813          D       restricted
                                                                                                                        stock(3)(3A)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value/share                                                                6,017          D       (3A)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value/share    12/18/00       A               33          A      15        3,685          I       (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value/share                                                                  679          I       (5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                  Page 1 of ___

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Common
Option              $19.00   12/6/96  A         5,000  A     12/6/99  12/6/06  Stock     5,000            5,000     D        (6)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
1. Represents the value of the Reporting Persons's Company Stock Fund Account in the Company's 401(k) plan as of December 31, 2000, expressed as share equivalents. As of such date, approximately 98.14% of the Company Stock Fund was invested in Company Common Stock, and the remainder was invested in cash.

2. Represents the number of shares of Company Common Stock in the Reporting Person's Individual Brokered Account within the Company's 401(k) plan as of December 31, 2000.

3. Represents shares of unvested restricted stock granted to the Reporting Person on December 12, 1997 under the Issuer's Long-Term Stock Incentive Plan as follows: (i) 1,494 shares which will vest October 8, 2001, (ii) 1,356 shares which will vest in equal installments on December 31, 2001, 2002, 2003 and 2004, and (iii) 8,962 shares which may be earned in equal installments for the four- and five-year performance periods ending December 31, 2000 and 2001, respectively, subject to the achievement of performance goals based on a cash flow return on investment formula, 50% of which may be distributed after the Company' Board certifies performance and 50% of which may be distributed over a five-year period commencing on the date earned.

3A.On December 31, 2000, 338 shares of restricted stock vested under the Issuer's Long Term Stock Incentive Plan.

4. Reflects shares allocated to the Reporting Person's account under the Issuer's Salary and Bonus Deferral Plan as a result of dividends paid on shares held in such Plan.

5. Represents amounts allocated to, and the total holdings in, the Reporting Person's Company Stock Fund Account in the Company's Supplemental Savings and Investment Plan, as of December 31, 2000, expressed as share equivalents. Because the trustee and record keeper for this plan utilize unit accounting for the Company Stock Fund rather than share accounting, these amounts represent share equivalents allocated to the Reporting Person's account rather than shares of Common Stock.

6. Represents an option granted to the Reporting Person on December 6, 1996 under the Issuer's Long-Term Stock Incentive Plan to purchase 5,000 shares of the Issuer's Common Stock at $19.00 per share





---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

                                  Page 2 of ___

(122795DTI)